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Family-friendlyWomen-ledCocktailsVegan Options
Wicked BOLD

Vegan Foods Brand

3347 Long Prairie Road
Flower Mound, TX 75022
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Wicked BOLD previously received $34,100 of investment through Mainvest.
Profile
Data Room
Updates 17
Discussion
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Early Investor Bonus: The investment multiple is increased to 2× for the next $35,000 invested.
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THE PITCH
Wicked BOLD is seeking investment to expand their vegan concept into a 2nd & 3rd location.
Generating RevenueAdding A Location
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INVESTOR PERKS

Wicked BOLD is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Digital Shoutout Invest $100 or more to qualify. Unlimited available

Digital shoutout on @WickedBOLD.Kitchen IG stories

Care Package Invest $400 or more to qualify. Unlimited available

Care pack of Wicked BOLD Chocolate including 4 packs of our house-made chocolate + a sticker pack

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Note from the Founder

"Dear Previous & Future Wicked Bold Investors – Wicked BOLD 2 LLC is offering investors an opportunity to fund the growth and expand the initial concept of Wicked Bold Kitchen to up to two new locations, while fueling small business and receiving compelling returns in the process. Wicked BOLD LLC (the sister company, inspiration, and original location in Flower Mound, TX) successfully raised capital on Mainvest and has already commenced repayments to our investors after a very successful launch. We have an aggressive growth trajectory and are equipped with a strong & operationally minded team to ensure that we continue to grow our business in a profitable manner"

-Deric & Brooklynn Cahill

FOODIE FRIDAY FEATURE
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A popular VLOG channel featured us in their weekly episode

LOCATION NUMBER ONE AT A GLANCE
$19,500
Average Monthly Revenue
9
Employees
$37.1
Average Ticket Size
145,000
Social Media Followers
1,045 sq. ft.
Floor Space
58.3%
Gross Margin
OUR MISSION

Our family-owned business is on a mission of redefining what it's like to live a Vegan lifestyle. We got started in 2019 with our vegan chocolate brand and in June of 2021 launched our first Vegan restaurant concept in a Dallas suburb.

Believes in providing exceptional experiences
Openly Communicates
Lives Life to the BOLDest (actively seeks out new information)
Deliberately positive
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THE TEAM
Deric Cahill
CEO

Deric is a husband, father, sales leader & serial entrepreneur. Most recently, he has served as the Vice President of Sales for a global technology company and as a senior consultant advising startups and mid-sized organization as it pertains to their sales strategy.

Deric has a strong passion for helping people realize their potential and he strongly believes that action is the greatest equalizer.

Brooklynn Cahill
Co-Founder & Chief People Officer

Brooklynn brings the passion for health & wellness to Wicked BOLD. Her commitment to transparent foods & sustainable ingredients is the differentiator for Wicked BOLD. The community building around Wicked BOLD is thanks to Brooklynn and her commitment to building an environment of growth.

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INTENDED USE OF FUNDS

The reception we've received on our first location has told us this concept is a winning idea and we've been fielding requests daily to "come to their city next" - we are raising this new round of capital to launch a 2nd location and if we hit our maximum target we could launch #3 simultaneously. Both locations will be located in North Texas to ensure foundation & systems are created responsibly.

Each location will require between $110-$120K for renovation & "BOLD"ification
The raise includes marketing & advertising expenses
The raise includes equipment & inventory cost
REDEFINING THE VEGAN LIFESTYLE
WICKED BOLD STORY - FROM THE FOUNDERS
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Our Wicked BOLD Story

FORECASTED MILESTONES

We are aiming to open location #2 and possibly location #3 by April & July of 2022, respectively.

Next locations will be larger with more opportunity to leverage a quick service model
Targeting 2nd gen restaurants to reduce costs on renovation
Projecting initial monthly sales to be between $39K-$48K (based on $/sq ft of $222)
Vision for these locations will be to offer a store-front model to feature our chocolate, quick service orders and a larger square footage to continue a sit down environment
BUSINESS MODEL & REPAYMENT COMMITMENT

You can see in our featured data that the existing location is generating a healthy revenue for an intimately sized location and I forecast we will produce full year revenues of $250,000-$280,000 at $240-$270/sq ft in revenues. I am keeping those calculations in mind for our projected locations.

Sober bars are emerging and on track for rapid growth
Quick service vegan options are on the rise and we are a first mover
We offer a delicatessen/cafe approach
Will be expanding into breakfast offerings
PRESS
Dallas Is Getting Its First Sober and Vegan Charcuterie Bar

The couple behind vegan chocolate brand Wicked BOLD Chocolates will expand into the first vegan bar in the Dallas area next month.

What's a sober bar? No-alcohol cocktails are on the menu at Flower Mound vegan spot opening in April

For Dallas-area vegan chocolate entrepreneurs Deric and Brooklynn Cahill, one idea led to another. The owners of Wicked Bold Chocolate were looking for a...

Flower Mound City Announcements

Wicked BOLD Coming Soon to Flower Mound

Wicked Bold Vegan Kitchen bringing mocktails, plant-based dining to Flower Mound

The owners' signature chocolates will also be sold at the restaurant.

Wicked BOLD recommended by the Food Empowerment Project

A list of companies that make vegan products containing chocolate and if they source their chocolate from areas where the worst forms of child labor and/or slavery are the most prevalent.

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Updates
AUGUST 30TH, 2021
BREAKING NEWS: Wicked Bold 2 Fundraise Kicks-Off!

Wicked Bold Vegan Kitchen has been a huge success to date! We're working with a commercial real estate agent to identify a location for WB #2 and potentially #3 and are looking for a larger, 2nd gen, restaurant space in a higher traffic location. As promised, we're giving you a heads up to let you know our Mainvest raise will kickoff TODAY and you're the first to know! If you're interested, be sure to invest early to take advantage of the HUGE 2X multiple we're offering for the first slice (as well as our exciting perks)!

In the coming weeks, we'll be hosting two virtual Investor Offering Presentations and Q&A sessions - If you would like to attend, please email Josh@WickedBold.com to have your space reserved!

Financial Updates: August revenue is trending towards $17,500-$18,000. We reaffirm our previous estimates between $53,000 and $62,000 in Q3 with our single location and online chocolate sales. As a reminder, you'll be seeing repayments every quarter. We're excited about location number two and three as we aim to lease a larger location that can accommodate more tables, higher foot traffic and an expanded kitchen with more F&B options (long story short: higher revenue!)

Operational Updates: We've continued to optimize our menu by adjusting pricing, promotions, adding new categories like vegan bowls, and streamlined our scheduling for staff. Lastly, I wanted to share the fantastic reviews we've gotten since last update: 5.0 on Facebook, 4.5 on Yelp and 4.7 on Google! We're closely monitoring reviews and are quickly responding to suggestions, criticism and compliments.

We're incredibly grateful for your investment in Wicked Bold and look forward to many more great updates in the months and years to come! If you have any questions, feel free to reach out to me directly via email at Deric@WickedBold.com

Live Life to the BOLDest!
Deric

AUGUST 7TH, 2021
August Investor Update

Wicked Bold Investors,

We're happy to announce that the first repayment covering part of June was initiated last week and should be in your Mainvest account. While our first payment was due on 9/30/2021 per the offering memorandum, we experienced a fantastic June and and with the positive weeks that followed we decided to make our initial payment sooner than expected! With your support, we were able to open earlier, hire quicker and capitalize on some great weeks! From this point onwards, you'll be seeing repayments every quarter.

Financial Updates: June revenue, a partial month for the Wicked Bold Kitchen, was $16,102. We anticipate between $53,000 and $62,000 in Q3 with our single location and online chocolate sales.

Operational Updates: As the initial weeks progressed, we optimized our menu by adding new categories like vegan bowls, streamlined our scheduling for FOH staff and hired all positions for Wicked Bold Kitchen. We also are piloting a program with several coffee shops and lounges to sell pre-packaged bowls and meals that are dropped off at their location daily. We're bringing on a fractional CFO and marketing expert to help Wicked Bold continue our expansion and take our brand to the next level! Lastly, I wanted to share the fantastic reviews we've gotten so far: 5.0 on Facebook, 4.5 on Yelp and 4.6 on Google! We're closely monitoring reviews and are quickly responding to suggestions, criticism and compliments.

Investor Perks: I've reached out to all of you to deliver your perks! If you haven't received an email and are expecting a perk, please reach out to me right away.

Wicked Bold 2?! Wicked Bold Vegan Kitchen has been a huge success to date! We're already working with a commercial real estate agent to identify a location for WB #2! We're looking for a larger space in a higher traffic location and will have more updates on WBVK2 very soon! While reviewing all of our financing options at this time, we're leaning towards another Mainvest raise and would love your support. If all goes to plan, we'll give you a heads up prior to launching so you'll be able to invest at preferred terms in the coming weeks!

We're incredibly grateful for your investment in Wicked Bold and look forward to many more great updates in the months and years to come! If you have any questions, feel free to reach out to me directly via email at Deric@WickedBold.com

Live Life to the BOLDest!
Deric

JULY 11TH, 2021
Wicked BOLD Q2 Closing Update

Investors & those of you just following along - thank you so much for your continued support and I apologize for the delay in redeeming your investor perks. I have been working full-time to open the kitchen for our first 4 weeks and have finally hired 1 of 2 strategic kitchen hires to help me zoom out of the kitchen a bit and get back to the reigns of our business.

We had a phenomenal opening month and positive feedback continues to flow in. We've also taken several pieces of critical feedback to make our menu & its presentation improve rapidly week over week.

This has been an incredible experience so far and I thank each of you for giving us the opportunity to pursue this adventure.

As always, if you have any questions, please feel free to reach out to me directly at Deric@WickedBOLD.com

Investor Exclusive
JUNE 13TH, 2021
Wow, Wow, Wow!

We have been absolutely non-stop in the month of June and we're so thankful to all of you who chose to invest in our Wicked BOLD Concept.

I wanted to post a quick update to let you all know that I will be sorting through and issuing all of the perks to our investors in the next several days and also to give you an update of our first weekend.

We opted to have a 3 day "soft-opening" inviting our email subscribers to view our space for the first time and also accept any walk ins and we are absolutely blown away with the reception.

In all, we served over TWO HUNDRED guests in our first three days being open and the feedback has been AMAZING.

We are so excited to see how this community center grows & develops over the coming weeks.

From the absolute bottom of our hearts – thank you for believing in our concept and helping us bring this to life.

Sincerely,

the BOLD fam

JUNE 4TH, 2021
It's the final countdown!

Thank you to our new investors over the last 24 hours – we wanted to post one more update to share we have just 6 hours left in our fundraise!

If we can make it to $39,000 we would be able to on-board our inbound marketing agency!!

We now have two of our three final signatures needed to open our doors - today the health inspector gave us his blessing!

Our final signature will come on Tuesday of next week – we had to resolve a few minor things which will be completed by tomorrow!

Here's a quick behind the scenes view of the interior – this weekend is decor set up!

https://youtube.com/shorts/-FldR4poXmw?feature=share

We also got super lucky to find an amazing staff of people to help us launch our new restaurant! Here's a quick shot of us doing a tech training!

Thanks to everyone once more – your support is amazing and will help us ensure this is a success!!!

JUNE 3RD, 2021
Target Exceeded!

Wow – to those of you have already invested, thank you so much. To those of you still considering making an investment with us – thank you for just being on the journey with us. There is about 24 hours left and every single dollar raised truly does help us immensely as we nurture & grow this business!

We have a small list of extremely manageable fixes after our final inspections today and can confidently say that June 11th will be the grand opening of our restaurant! So exciting!

Live Life to the BOLDest!

-Deric

JUNE 1ST, 2021
Nearly finished

You can see by the look on my sons face, Landon, he was STOKED to be up at our restaurant all weekend!

Yesterday we spent almost 13 hours painting our space and finishing the beautification of the bar. We've got a few strips of tile left to lay and she'll be ready to go!

Today, we will ship out 300 chocolate orders and the final 120 tomorrow!

A huge thank you to all of our new investors from over the weekend – we've closed our funding gap to just $1,800 with 3 days to go in our fundraise.

We've got our vendors in order, our health certificates & licensing in place We're hoping to have our certificate of occupancy in hand by Friday of this week to open our doors this weekend. What a way to celebrate the closing of our funding round! :)

If you've not yet invested, please consider making your investment today and if you have any questions, please reach out to me directly at Deric@WickedBOLD.com

Live Life to the BOLDest,

Deric

MAY 30TH, 2021
On Sundays, we work!

Hey ya'll - I hope everyone is having a relaxing Memorial Day weekend. Our relaxation will come soon enough, but for now we are hard at work getting this space set up for our final inspections.

We did take one grocery store trip today to our local Central Market to see our chocolate on display and it was so cool. We, of course, bought a bag before we left. I'll have to frame this receipt.

On today's agenda is paint, cleaning & table set up.

We've been getting about 10 calls per week asking if we're open yet and we're extremely anxious to get our doors open and serve our local community.

Also, we are just a few days away from our fundraise deadline and are still short about $4,000. If you've been watching from afar, please consider taking a few minutes to invest today - we will 100% hit our goal and my heart & mental emotions would love if that was before the actual last day! hah.

As always, if there are any specific questions please don't hesitate to reach out directly via email at Deric@WickedBOLD.com

Live Life to the BOLDest, and have a safe Memorial Day Weekend!

MAY 29TH, 2021
The final contract has left the building!

Updates, updates, updates!

Next week we should have all orders from our TikTok surge completed and sent out into the world! Overall, we added over 1,000 new customers to our fam and while we did have a few people reach out to cancel their orders due to the delay it was extremely counter-acted by messages of support & understanding as we scaled as a business to meet this demand in an incredible fashion.

To go from fulfilling 20 online orders per month to getting over 1,000 orders shipping out in ~30 days is something I am incredibly proud of and it's a testament to the team work and leadership on this small and growing team.

Yesterday we also completed the bar top at Wicked BOLD Vegan Kitchen. The image below is an application of a heat gun to remove bubbles popping up in the Epoxy!

Also, Our final contractor LEFT THE BUILDING yesterday! All major projects are complete and now we've just got to get in there and tidy up, finish some painting and get this baby ready for it's grand opening! Next Tuesday & Wednesday we expect our final signatures from the city to release our Certificate of Occupancy and begin serving our community!

Last, but not least, a tremendous thank you to all of our supporters to this point - we have 6 days left to raise $4,800 and I'm overwhelmingly confident that we will meet this goal and I welcome any messages if I can help answer any questions if you're looking to invest for your first time, or potentially exploring investing more with us.

Live Life to the BOLDest,

Deric

MAY 22ND, 2021
Wicked BOLD Updates!

Hello investors & future investors!

There is so much energy surrounding our growing brand and it's pretty amazing. Our TikTok account @BOLDFAM is at nearly 150,000 followers and we've been getting a steady stream of people that have ordered posting videos raving about our chocolate. (so cool)

This past week we also delivered to all 9 Central Market locations for their Taste of Texas event that features up and coming brands. We're confident that our product will do well and will lead to a long-term partnership with Central Market.

Additionally, we have been contacted & shortlisted in the H-E-B Quest for Texas Best event and should know in the next couple of weeks if we have been selected as one of 25 finalists out of 1,500+ entrants.

On the kitchen side of things, there has been massive progress this past week - We hired four people to our staff, our interior finish out is almost completed with just paint & trim left to be installed and we are anticipating this Thursday or Friday to seek final inspections from the city and are pacing for a June 5th grand opening.

Thank you so much to everyone who is following along to this journey - we are building something incredible and we're so thankful to have your support.

If you are an investor thinking about increasing your investment, or have just been watching to this point and would like to discuss anything 1:1 please feel free to contact me via email at Deric@WickedBOLD.com and I'd be happy to share any additional insights to help you make your decision.

Live Life to the BOLDest,

Deric

MAY 11TH, 2021
Sneak Peak (+ updates)

Yesterday we had our front "chill" room painted - this is the first view when you walk in the front door so we brought in a highly regarded local artist (Allie K) to get this done JUST right and it looks SO GOOD.

On the updates front, our plumbers resolved the grease trap issue and we were given the green light from the city today to start getting this ol' building put back together. Tomorrow the rebar is going in and by this time next week all of our floors will be finished. From there, it's the finishing touches & final approvals by the city!

We've still got about 30% of our minimum raise to go and I'm overwhelmingly confident that we'll make it + some.

Thank you to all of our new investors plus those of you who invested early on. This projects success will have a lot to do with your support!!!

MAY 4TH, 2021
What a Week

Hi everyone - it's been a wild week for the Wicked BOLD Fam that all started with returning a car to Enterprise.. if that sentence reminds you of a viral video.. then yes, that was me. If it doesnt, see the screen shot below and the TWENTY-ONE MILLION PEOPLE who have viewed the video on just Tik Tok.

This video went viral over the weekend and has resulted in over 800 orders of our chocolate. We need this dang kitchen open NOW!

For anyone investor watching from the distance, your support would be appreciate to help us close this round on time and for all of our investors already pledged, thank you so much for your support!

APRIL 27TH, 2021
It's go time!

We've officially crossed the 50% mark of our fundraise and we're also well underway with our plumbing job!

This leg of construction should be wrapped this week and then we move into finishing touches and preparation for grand opening!

Thank you to everyone who has invested with us so far - it's so appreciated!

APRIL 21ST, 2021
CUT! (Not a Hollywood reference)

Last night & today our concrete men were out cutting ungodly amounts of concrete in preparation for our plumbers to come in and get our new plumbing lines run.

It's amazing to see our dream & vision come to life and even more amazing to see that within just one week we've raised nearly 50% of our funding goal! Thank you to everyone that has invested so far!

We're so passionate about what we're bringing to our area and we'd be honored if you'd share our story with any friends or family that may be in a position to support.

Live Life to the BOLDest,

Deric

APRIL 19TH, 2021
Plumbing Begins!

Hello investors (and future investors!) Today our plumbers were out marking the concrete for our concrete cutter to come and prep for them. This is by far the biggest part of the construction work and we went with a very reputable local company to help us knock this out.

The plumbing is expected to be completed by early next week and then is on to finish work & grand opening!

This entire project has been funded through the owners (Deric & Brooklynn) to this point.

This mainvest raise will help the business maintain a healthy working capital account as we grow through our first 6 months open and ready for business.

Live Life to the BOLDest,

Deric

APRIL 15TH, 2021
Sign is being installed today!

We had a really good moment today of just celebrating a small milestone - we've been working so hard to turn this kitchen into a reality and to see the sign being hoisted today was a good opportunity to celebrate a small win!

Can't wait to open the doors!

APRIL 14TH, 2021
City Approved Permits & Business Update

After some unexpected delays at the city, our permits were approved yesterday and the final stages of work is set to begin next week!

Our furniture and appliances have been periodically shipping in and we're entering full-blown grand-opening planning mode.

On the chocolate side of the house, we received an official commitment to carry Wicked BOLD Chocolate in all 9 Central Market Stores in Texas. Central Market is the Whole Foods competition leg of H-E-B, a multi-billion dollar grocery chain.

Thank you to those of you who invested in our growing business on our 1st day being live. We're so excited to partner with you on this journey.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Build Out of 2nd location $94,000
Mainvest Compensation $6,000
Total $100,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,030,000 $1,163,900 $1,315,207 $1,486,184 $1,679,388
Cost of Goods Sold $290,000 $327,700 $370,301 $418,440 $472,837
Gross Profit $740,000 $836,200 $944,906 $1,067,744 $1,206,551

EXPENSES

Rent $112,000 $114,800 $117,670 $120,611 $123,626
Utilities $13,000 $14,690 $16,599 $18,756 $21,194
Salaries $265,200 $271,830 $278,625 $285,590 $292,729
Insurance $5,500 $5,637 $5,777 $5,921 $6,069
Repairs & Maintenance $5,000 $5,125 $5,253 $5,384 $5,518
Legal & Professional Fees $10,000 $11,300 $12,769 $14,428 $16,303
Operating Profit $329,300 $412,818 $508,213 $617,054 $741,112

This information is provided by Wicked BOLD. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Investor Agreement
2021 Balance Sheet
Investment Round Status
Target Raise $100,000
Maximum Raise $107,000
Amount Invested $0
Investors 0
Investment Round Ends November 19, 2021
Summary of Terms
Legal Business Name Wicked BOLD 2 LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $35,000 invested
2×
Investment Multiple 1.7×
Business's Revenue Share 3%-3.2%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2029
Financial Condition

Wicked BOLD 2 LLC is offering investors an opportunity to fund the growth and expand the initial concept of Wicked Bold Kitchen to up to two new locations. Wicked BOLD LLC (the sister company, inspiration, and original location in Flower Mound, TX) successfully raised capital on Mainvest and has already commenced repayments to our investors. Wicked Bold, LLC will not sharing operational revenues with Wicked Bold 2, LLC.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Wicked BOLD to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Wicked BOLD operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Wicked BOLD competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Wicked BOLD's core business or the inability to compete successfully against the with other competitors could negatively affect Wicked BOLD's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Wicked BOLD's management or vote on and/or influence any managerial decisions regarding Wicked BOLD. Furthermore, if the founders or other key personnel of Wicked BOLD were to leave Wicked BOLD or become unable to work, Wicked BOLD (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Wicked BOLD and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Wicked BOLD is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Wicked BOLD might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Wicked BOLD is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Wicked BOLD

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Wicked BOLD's financial performance or ability to continue to operate. In the event Wicked BOLD ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Wicked BOLD nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Wicked BOLD will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Wicked BOLD is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Wicked BOLD will carry some insurance, Wicked BOLD may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Wicked BOLD could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Wicked BOLD's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Wicked BOLD's management will coincide: you both want Wicked BOLD to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Wicked BOLD to act conservative to make sure they are best equipped to repay the Note obligations, while Wicked BOLD might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Wicked BOLD needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Wicked BOLD or management), which is responsible for monitoring Wicked BOLD's compliance with the law. Wicked BOLD will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Wicked BOLD is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Wicked BOLD fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Wicked BOLD, and the revenue of Wicked BOLD can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Wicked BOLD to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Wicked BOLD. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Kay T. Flower Mound, TX 3 months ago

Can't wait for the opening! My daughter still wants to apply. Let me know if servers or hosts are needed!

Reply
Trong N. Coppell, TX 3 months ago

To learn more I travel more

Deric C. 3 months ago Wicked BOLD Entrepreneur

Love it! Thank you sir

Reply
Steven G. Cape Coral, FL 3 months ago

I invested because if you really believe and want to support a friend, you buy their product instead of asking for a discount

Deric C. 3 months ago Wicked BOLD Entrepreneur

This means a lot Steve - thanks man.

Reply
Dipen S. Irving, TX 3 months ago

We invested because we believe in Brooklynn and Deric and their amazing concept. Can't wait to visit!

Deric C. 3 months ago Wicked BOLD Entrepreneur

Dipen - thank you so much! This means a ton to us. Can't wait to have y'all out.

Adriana A. Houston, TX 3 months ago

Best of luck. Looking forward to the WBVK :)

Deric C. 3 months ago Wicked BOLD Entrepreneur

Thank you so much Adriana!! We are also looking forward to the WBVK :)

Daniel C. Flower Mound, TX 3 months ago

This is going to be a highly successful business, because of the strong purpose behind it led by the owners, Deric and Brooklynn. What started off as a chocolate company has the opportunity to become a larger brand with an umbrella of retail/food products in the North Texas market!

Deric C. 3 months ago Wicked BOLD Entrepreneur

Much love sir!

Cathy H. Garland, TX 3 months ago

I invested because I want to help small businesses thrive.

Deric C. 3 months ago Wicked BOLD Entrepreneur

Thank you so much Cathy – I know it's a drive from Garland but we hope to see you out when we open!

Cathy H. Garland, TX 3 months ago

I work in Coppell and I have a coworker who is vegan due to a health issue. Thinking of her is what prompted me to invest. Congratulations and good luck on your continued success !

Donald P. Wichita Falls, TX 3 months ago

When did it become rude to ask what is going on with an investment? Super glad you had an order surge. Why didn't you plan for an increase. Lack of planning kills start ups. Why I asked. Gonna need to be a big boy if you are going to make it

Deric C. 3 months ago Wicked BOLD Entrepreneur

This is kind of exactly what I'm talking about Don. You're not reaching out to collaborate or be helpful. You're just passive aggressive with your comments. Your final sentence is an oxymoron, picking on someone by telling them to be a big boy. We're doing just fine Don and I'd entertain you with an explanation, but you haven't earned one. This will be my final response to you.

Donald P. Wichita Falls, TX 3 months ago

I invested and ordered chocolate. After almost 3 weeks they can't deliver or provide a timeframe. When I inquired I was told I was rude, my order was canceled and I could cancel my investment. Of course, I cannot cancel. Another business destined to fail because they cannot fulfill their commitments

Deric C. 3 months ago Wicked BOLD Entrepreneur

Hi Don, long time no chat. This may come as a shocker to you but many of our investors are aware of the 1,000+ order surge and are well aware of the delay. Additionally, none of them have cold reached out to us asking if they've "wasted their money". I stand by the fact that you're rude. We're growing a thriving community of supporters and we'll do just fine and you commenting trying to tarnish a small business working their butts off to succeed is just another indicator that you're not welcome here. We believe in treating people like PEOPLE here.

Denise E. Phoenix, AZ 3 months ago

Love chocolate but love vegan everything!!!

Deric C. 3 months ago Wicked BOLD Entrepreneur

Thank you so much Denise!!

Michael C. Dallas, TX 3 months ago

I invested because I believe in a healthier way of life.

Deric C. 3 months ago Wicked BOLD Entrepreneur

Michael – thank you so much for your support! Hope to see you out soon!

Sara R. Mesa, AZ 3 months ago

I invested because I love what you're trying to do! Wish I lived in Texas to come try it out.

Deric C. 3 months ago Wicked BOLD Entrepreneur

Sara - thank you so much for your support. It means so much to us! We hope you get to visit us one day :)

Mackenzie G. Hillsboro, MO 3 months ago

Love Wicked BOLD chocolates. I am so excited for Wicked BOLD Kitchen to open. The mission and family behind the small business is amazing as well.

Deric C. 3 months ago Wicked BOLD Entrepreneur

Thank you so much Mackenzie!!!

Joseph S. Cape Coral, FL 3 months ago

Vegan charcuterie is the future!

Deric C. 3 months ago Wicked BOLD Entrepreneur

It's a way of life

Derrick G. Lehigh Acres, FL 3 months ago

It's Spelled "Derrick"

Deric C. 3 months ago Wicked BOLD Entrepreneur

When Wicked BOLD becomes the #1 better for you brand we will create an employee holiday called "Derrick Day" in your honor.

Kay T. Flower Mound, TX 4 months ago

Excited to be a part of this new venture in our town.

Deric C. 4 months ago Wicked BOLD Entrepreneur

Thank you so much Kay!!

Steven W. Flower Mound, TX 4 months ago

Welcome to Flower Mound.

Deric C. 4 months ago Wicked BOLD Entrepreneur

Thank you Steven! So excited to be opening soon

Abdel H. Dallas, TX 4 months ago

Look forward to the chocolates!

Deric C. 4 months ago Wicked BOLD Entrepreneur

Thank you Abdel! Hope to see you come out to our new location - we're set to open now May 22!

Deric C. 4 months ago Wicked BOLD Entrepreneur

Hi all current & future investors - since our balance sheet didn't reflect this I wanted to let you all know that the owners (Deric & Brooklynn) have invested $88,000 in cash so far into getting this new space open and ready for business. We will continue posting our updates of our construction progress, but we are making good progress now that the city has approved our permits.

Austin W. Gainesville, VA 4 months ago

Go BOLD!!!

Deric C. 4 months ago Wicked BOLD Entrepreneur

The only way!!! Thanks so much for the support.

William G. Maspeth, NY 4 months ago

I invested because I believe in the brand Brooklynn Ophelia Landon & Deric are building with WickedBOLD. The new commercial kitchen combined with the retail space will enable WickedBOLD to attack both the high-margin DTC chocolate market while also building a beloved local brand. WickedBOLD is the next big consumer brand and the only thing is I wish I could snag some equity and not just debt! 😉

Deric C. 4 months ago Wicked BOLD Entrepreneur

Thanks Will! We're all in on Wicked BOLD and your support is super helpful! Can't wait to open the doors and who knows, maybe one day in the future we'll open an equity round!

Wicked BOLD isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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